4-25-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02033980

For the 25th day of April, 2002

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F__✓__ Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

P

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.
This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.
Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario M5H 3B7
Tel: (416) 777-0013 Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Twin Mining increases Jackson Inlet land position by 50%.

Toronto, Ontario, (April 25, 2002) – Twin Mining Corporation ("Twin Mining") (TWG – TSE) is pleased to report it has staked 32 new claims on significant potential kimberlite targets on the Brodeur Peninsula, Baffin Island, Nunavut.

The new claims cover a total area of 82,640 acres (334sq.km) and bring Twin Mining's 100% owned land holdings to 111 claims on 989sq.km. The new claims are located north and south within 100km of the Freightrain pipe (see location map on TWG website).

Target selection for the staking of the new claims was established on the basis of regional structures similar to those that are believed to control the Freightrain and Cargo1 pipes.

Both, the Freightrain and Cargo1 pipes, occur on a 30-kilometer long corridor (Freightrain Corridor) which also hosts an additional nine major magnetic anomalies slated to be drilled as part of the 2002 exploration program. All of the known pipes occur at the intersection of major structures. Based on geological evidence regional deep-seated structures are inferred to underlie the area that forms the Brodeur Peninsula Plateau, which rises 300 meters above the surrounding sea.

Mr. Dallas Davis, P.Eng., Twin Mining's Exploration consultant, states: "Twin Mining has discovered an important diamondiferous kimberlite field which has significant expansion potential and has already attracted senior diamond explorers such as De Beers and Kennecott into the area". Mr. Dallas Davis is Twin Mining's "Qualified Person" as defined by National Instrument 43-101.

Twin Mining is considering entering into joint ventures with other diamond exploration companies for the exploration of the newly staked claims. Twin Mining will continue to explore and retain a 100% interest in its initial claims (655sq.km).

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact:
Hermann Derbuch, P.Eng.
Chairman, President & CEO

Tel.: (416) 777-0013
Fax: (416) 777-0014
E-mail: info@twinmining.com